EXHIBIT 12.1

THE ST. PAUL TRAVELERS COMPANIES, INC. AND SUBSIDIARIES
COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

	Three Months Ended September 30,		Nine Months Ended September 30,
(in millions, except ratios)	2005	2004	2005	2004

Income (loss) from continuing operations before income taxes and minority interest	$(8)	$364	$2,474	$640
Interest	70	67	211	166
Portion of rentals deemed to be interest	16	17	46	41
Income available for fixed charges	$78	$448	$2,731	$847

Fixed charges:
Interest	$70	$67	$211	$166
Portion of rentals deemed to be interest	16	17	46	41
Total fixed charges	86	84	257	207
Preferred stock dividend requirements	2	3	8	6
Total fixed charges and preferred stock dividend requirements	$88	$87	$265	$213

Ratio of earnings to fixed charges	0.91	5.33	10.63	4.09

Ratio of earnings to combined fixed charges and preferred dividend requirements	0.89	5.14	10.31	3.97

The data included in this exhibit for the three months and nine months ended September 30, 2005 reflect information for the Company for those periods.  Data for the three months and nine months ended September 30, 2004 reflect information for TPC for both periods, and information for SPC since the merger date of April 1, 2004.

The ratio of earnings to fixed charges is computed by dividing income before federal income taxes and minority interest and fixed charges by the fixed charges.  For purposes of this ratio, fixed charges consist of that portion of rentals deemed representative of the appropriate interest factor.